Exhibit 11:

OIL-DRI CORPORATION OF AMERICA AND SUBSIDIARIES
Computation of Earnings Per Share
(in thousands, except per share amounts)

	For the Three Months Ended October 31,
	2021	2020
Net income available to stockholders	$585	$3,984
Less: Distributed and undistributed earnings allocated to non-vested restricted stock	(35)	(199)
Earnings available to common shareholders	$550	$3,785
Shares Calculation
Average shares outstanding - Basic Common	5,113	5,149
Average shares outstanding - Basic Class B Common	1,921	1,926
Potential Common Stock - Basic Common - relating to non-vested restricted stock	124	127
Potential Common Stock - Basic Class B Common - relating to non-vested restricted stock	46	52
Average shares outstanding - Assuming dilution	7,204	7,254
Net Income Per Share: Basic Common	$0.08	$0.57
Net Income Per Share: Basic Class B Common	$0.07	$0.43
Net Income Per Share: Diluted Common	$0.08	$0.56
Net Income Per Share: Diluted Class B Common	$0.06	$0.42

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